GIRARD INVESTMENT SERVICES, LLC

Financial Statements and
Supplementary Information

Pursuant to Rule 17a-5 under the
Securities and Exchange Act of 1934

December 31, 2020

(With Report of Independent Registered
Public Accounting Firm Thereon)

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Girard Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 West Broad Street
(No. and Street)

Souderton	PA	18964
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren Johnson 215-721-2549
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	PA	19103-2499
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David W. Geibel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Girard Investment Services, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GIRARD INVESTMENT SERVICES, LLC

Table of Contents

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
Girard Investment Services, LLC.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Girard Investment Services, LLC (the Company) as of December 31, 2020, the related statements of income, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2008.

Philadelphia, Pennsylvania
February 24, 2021

GIRARD INVESTMENT SERVICES, LLC

Statement of Financial Condition

At December 31, 2020

Assets		
Cash	$	4,472,398
Investments at fair value		1,364,732
Commissions receivable		238,474
Goodwill		4,253,778
Other assets		245,602
Total assets	$	10,574,984
Liabilities and Member's Equity		
Liabilities:		
Accrued wages payable	$	219,005
Other accrued expenses		37,936
Net deferred tax liabilities		205,725
Total liabilities		462,666
Member's equity:		
Total member's equity		10,112,318
Total liabilities and member's equity	$	10,574,984

See accompanying notes to financial statements.

GIRARD INVESTMENT SERVICES, LLC

Statement of Income

Year ended December 31, 2020

Revenue:		
Commission income	$	2,566,583
Dividend income		3,358
Total revenue		2,569,941
Expenses:		
Salaries		952,652
Commissions		487,870
Benefits		268,222
Management fees		167,219
Other		284,542
Total expenses		2,160,505
Income before income tax expense		409,436
Income tax expense		89,613
Net income	$	319,823

See accompanying notes to financial statements.

GIRARD INVESTMENT SERVICES, LLC

Statement of Cash Flows

Year ended December 31, 2020

Cash flows from operating activities:		
Net income	$	319,823
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		12,847
Deferred tax expense		46,884
Decrease (Increase) in:		
Commissions receivable		20,737
Other assets		(26,760)
Decrease in:		
Accrued wages payable		(4,652)
Other liabilities		(409)
Net cash provided by operating activities		368,470
Cash flows from investing activities:		
Purchases of investments		(253,358)
Capital expenditures		(4,359)
Net cash used in investing activities		(257,717)
Net increase in cash		110,753
Cash – beginning of year		4,361,645
Cash – end of year	$	4,472,398
Supplemental schedule of cash flow information:		
Cash paid during the year for income taxes	$	59,371

See accompanying notes to financial statements.

(1) Business Activity

Girard Investments Services, LLC (the Company) is a wholly owned subsidiary of Univest Bank and Trust Co. (the Bank), which is a wholly owned subsidiary of Univest Financial Corporation (the Holding Company). The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). As an introducing broker, the Company's activities include brokerage, investment advisory, financial planning and retirement planning services. Securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation. The Company, located in Souderton, Pennsylvania, primarily services customers that reside in eastern Pennsylvania.

The COVID-19 pandemic has caused significant economic dislocation in the United States as many state and local governments have placed restrictions on businesses. This resulted in an unprecedented slow-down in economic activity and a related increase in unemployment. During the COVID-19 outbreak, stock markets and the value of securities have experienced significant volatility. Certain industries have been particularly hard-hit, including the travel and hospitality industry, the restaurant industry and the retail industry. The spread of the coronavirus has caused us to modify our business practices, including employee travel, employee work locations, and cancellation of physical participation in meetings, events and conferences. The Company has employees working remotely and the Company may take further actions as may be required by government authorities or that the Company determines are in the best interests of our employees, customers and business partners. Given its ongoing and dynamic nature, it is difficult to predict the full impact of the COVID-19 outbreak on our business. The extent of such impact will depend on future developments, which are highly uncertain, including when the coronavirus can be controlled and abated. As a result of the adverse local and national economic consequences, the full extent to which the COVID-19 pandemic could impact the Company remains uncertain.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and the accompanying notes. Actual results may differ from estimated amounts.

(b) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with a financial institution, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades.

(c) Securities Transactions and Revenue Recognition

Revenue is recognized when the Company's performance obligations under the terms of contracts with customers are satisfied and are based on agreed upon rates. For fees paid up front, the Company believes that its performance obligation is the sale of the product and as such, is fulfilled on the trade date. Certain commission revenue is considered constrained within ASC 606, as it is dependent on the account value at future points in time which are factors outside the Company's influence. The constraint is overcome when the account value is known, usually monthly, at which point the revenue is recognized. The Company has no remaining performance obligations from contracts with customers as of December 31, 2020.

Revenues from securities transactions are recognized on the trade date based on the size and number of transactions executed at the customer's direction. The resulting receivables and payables are classified as amounts due to or from the clearing broker. Commission income and expense related to customers' securities transactions are recorded on a trade date basis as the event occurs and related performance obligations are completed. The Company clears its securities transactions on a fully disclosed basis through Pershing (the clearing broker).

(d) Investments at Fair Value

The Company's investments at fair value consist of investments in money market mutual funds and are classified as Level 1 investments. Valuations are based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment. Mutual funds are registered investment companies which are valued at the net asset value (NAV) of shares on a market exchange as of the close of business at year end.

(e) Furniture and Equipment

All furniture and equipment is stated at cost. Depreciation is computed on a straight-line basis over estimated useful lives of three to ten years. At December 31, 2020, the cost of furniture and equipment was $54,157 with accumulated depreciation of $42,076, which are included net in other assets on the statement of financial condition. Depreciation expense was $12,847 for 2020 which is included in other expenses on the statement of income. Maintenance and minor repairs are expensed when incurred.

(f) Income Taxes

The Company is a single member limited liability company (SMLLC) of the Bank and as such is treated as a disregarded entity for federal and state income tax purposes. Federal and state income taxes are calculated based on the SMLLCs activity that is included in the Bank's federal and state income tax returns. The Company settles up with the Bank for its share of the federal and state income tax liabilities in accordance with the tax sharing agreement in place with the Bank and Holding Company. At December 31, 2020, the Company had a receivable of $72,257 from the Holding Company for income taxes which is included in other assets on the statement of financial condition.

(g) Goodwill

The Company has goodwill which is deemed to be an indefinite intangible asset and is not amortized. In accordance with ASC Topic 350, goodwill is tested at least annually for impairment at a the reporting unit level. The Company performed its annual test of goodwill for impairment during the fourth quarter of 2020 and concluded there was no impairment of goodwill.

(h) Recent Accounting Pronouncements

Accounting Pronouncements Adopted in 2020

In January 2017, the FASB issued ASU No. 2017-04, *"Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment."* This ASU eliminates Step 2 of the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. Under the new guidance, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Additionally, an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The Company adopted this guidance as of January 1, 2020. The adoption did not have a material impact on the Company's financial statements.

Accounting Pronouncements Yet to Be Adopted

In December 2019, the FASB issued ASU No. 2019-12, "*Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes."* The ASU adds new guidance to simplify accounting for income taxes, changes the accounting for certain income tax transactions and makes minor improvements to the codification. This ASU is effective on January 1, 2021 for the Company. The Company does not expect the adoption of this ASU will have a material impact on the Company's financial statements.

(i) Prior Period Adjustment

Effective January 1, 2019, Univest Investments, Inc. changed its name to Girard Investment Services, LLC. In connection with the Company's name change, a statement of conversion and a certificate of organization was filed with the Pennsylvania Secretary of State to convert the Company from a corporation to a limited liability company. In connection with preparing the consolidated financial statements for December 31, 2020, it was discovered that stockholder's equity and related accounts were not recorded to member's equity in conjunction with the conversion of the Company from a corporation to a limited liability company. The following table outlines the impact of the corrections to the financial statements for the affected period.

	As Reported				
	Common Stock	**Additional Paid in Capital**	**Retained Earnings**	**Member's Equity**	**Total Equity**
Balance at December 31, 2018	$ 2,000	$ 5,487,490	$ 3,719,005	$ —	$ 9,208,495
Net Income	—	—	584,000	—	584,000
Balance at December 31, 2019	$ 2,000	$ 5,487,490	$ 4,303,005	$ —	$ 9,792,495

	As Adjusted				
	Common Stock	**Additional Paid in Capital**	**Retained Earnings**	**Member's Equity**	**Total Equity**
Balance at December 31, 2018	$ 2,000	$ 5,487,490	$ 3,719,005	$ —	$ 9,208,495
Conversion Adjustment	(2,000)	(5,487,490)	(3,719,005)	9,208,495	—
Net Income	—	—	—	584,000	584,000
Balance at December 31, 2019	$ —	$ —	$ —	$ 9,792,495	$ 9,792,495

The Company evaluated this error on both a quantitative and qualitative basis under the guidance of ASC 250, "Accounting Changes and Error Corrections." The Company determined that the impact of the error described above did not affect net capital, and does not represent a change to total assets, total liabilities, total equity, or net income and therefore did not have a material impact to previously issued financial statements.

(3) Income Taxes

The components of income tax expense for 2020 consisted of the following:

Federal:	
Current	$ 41,627
Deferred	43,834
	85,461
State:	
Current	1,102
Deferred	3,050
	4,152
Income tax expense	$ 89,613

At December 31, 2020, the Company had no material unrecognized tax benefits, accrued interest, or penalties. Penalties are recorded in noninterest expense in the years they are anticipated, assessed and/or paid and are treated as a nondeductible expense for tax purposes. Interest is recorded in noninterest expense in the years it is anticipated, assessed and/or paid and is treated as a deductible expense for tax purposes. The Company had no penalties or interest in 2020.

At December 31, 2020, the consolidated federal income tax returns filed by the Holding Company for tax years 2017 through 2019 remain subject to federal examination as well as examination by state taxing jurisdictions.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Deferred state taxes are combined with deferred federal taxes (net of the impact of deferred state tax on the deferred federal tax) and are shown in

the table below by major category. A valuation allowance at December 31, 2020 is not considered necessary as management believes that it is more likely than not that such deferred tax assets will be realized.

The assets and liabilities giving rise to the Company's net deferred tax liability at December 31, 2020, are as follows:

Goodwill	$	(246,336)
Other intangible assets		51,330
Other		(10,719)
Net deferred tax liabilities	$	(205,725)

The provision for income taxes differs from the expected statutory provision for the year ended December 31, 2020,

Expected provision at statutory rate	21.0 %
Difference resulting from:	
State income taxes, net of federal benefits	0.9
Effective tax rate	21.9 %

(4) Agreement with Clearing Broker

The Company has entered into an agreement with a clearing broker to execute securities transactions on behalf of its customers that is fully disclosed to its customers. The clearing broker remits commission revenue to the Company, net of fees for clearing and other services. Fees for clearing and other services were $41,701 for 2020 which is included in other expenses on the statement of income. A portion of revenue reported by the Company for 2020 resulted from this relationship. At December 31, 2020, the receivable from the clearing broker was $97,382 which is included in commissions receivable on the statement of financial condition.

A reserve account for proprietary assets of an introducing broker is required to be held by the clearing broker. At December 31, 2020, the reserve account had a balance of $100,002 which is included in other assets on the statement of financial condition.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses sustained or incurred by the clearing broker that result from an introduced account's failure to fulfill its contractual obligations. The potential loss exposure related to these obligations is not limited. During 2020, the Company did not incur any such expenses, and there was no such liability at December 31, 2020.

(5) Related Party Transactions

The Holding Company, the Bank, and certain other affiliates provide administrative services, information systems support, internal audit services, and general support services. A management fee is paid to the Bank for such services under service fee arrangements. The management fee expense was $167,219 for 2020. At December 31, 2020, the Company had a noninterest bearing deposit account with the Bank with a balance of $4,472,398. During the year ended December 31, 2020, salary expense of $108,199 was allocated to the Company for employees of the Bank and certain other affiliates who provide direct administrative services to the Company.

(6) Employee Benefits

All employees are covered by the 401(k) deferred salary savings plan of the Holding Company. This plan is a qualified defined contribution plan and provides that the Company make matching contributions as defined by the plan. The 401(k) deferred salary savings plan expense was $45,646 for 2020 which is included in benefits expense on the statement of income.

(7) Member's Equity

Member's equity increased from $9,792,495 as of December 31, 2019 to $10,112,318 as of December 31, 2020 due to $319,823 in net income.

(8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $1,234,049 which was $1,184,049 in excess of its required minimum net capital of $50,000. At December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was .37492 to 1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. Therefore, the Company claims exemption from the reserve and possession or control provisions under Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption allowed by Paragraph (k)(2)(ii) of that rule.

(9) Legal Proceedings

Management is not aware of any litigation that would have a material adverse effect on the Company's statement of financial condition or statement of income. There are no proceedings pending other than the ordinary routine litigation incident to the business of the Company. In addition, there are no material proceedings pending or known to be threatened or contemplated against the Company by government authorities.

(10) Commitments and Contingencies

The Company has no material commitments or contingencies.

(11) Subsequent Events

The Company has evaluated subsequent events for recognition and/or disclosure subsequent to period-end December 31, 2020 through February 24, 2021, which is the date these financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

GIRARD INVESTMENT SERVICES, LLC

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

At December 31, 2020

Total member's equity	$	10,112,318
Deduct nonallowable assets:		
Goodwill		4,253,778
Other assets		4,597,196
Total nonallowable assets		8,850,974
Net capital before haircuts on security positions		1,261,344
Haircuts on security positions		27,295
Net capital		1,234,049
Computation of basic net capital requirement:		
Minimum net capital required		50,000
Excess net capital	$	1,184,049
Net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	1,187,782
Aggregate indebtedness	$	462,666
Ratio of aggregate indebtedness to net capital		.37492 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2020 Part IIA FOCUS filing.

See accompanying report of independent registered public accounting firm.

GIRARD INVESTMENT SERVICES, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

At December 31, 2020

As an introducing broker, the Company is not required to present the schedules “Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information for Possession of Control Requirements Pursuant to Rule 15c3-3” as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of that Rule.

See accompanying report of Independent Registered Public Accounting Firm.

GIRARD INVESTMENT SERVICES, LLC

Exemption Report

Year ended December 31, 2020

Girard Investment Services, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provisions).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) from January 1 to December 31, 2020 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Girard Investment Services, LLC

I, David Geibel, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: President, Girard Investment Services, LLC

February 24, 2021

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Girard Investment Services, LLC:

We have reviewed management's statements, included in the accompanying Girard Investment Services, LLC (the Exemption Report), in which Girard Investment Services, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to effective securities transactions via subscriptions on a subscription by subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Philadelphia, Pennsylvania
February 24, 2021